UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

97 Poseidonos Avenue & 2, Foivis Street, Glyfada, 16674, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Dynagas LNG Partners LP dated December 17, 2014: Dynagas LNG Partners LP Announces Transfer of Listing of Common Units to New York Stock Exchange and the Listing of its Senior Notes Due 2019.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2014

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

Dynagas LNG Partners LP Announces Transfer of Listing of Common Units to New York Stock Exchange and the Listing of its Senior Notes Due 2019

ATHENS, Greece – December 17, 2014 – Dynagas LNG Partners LP (“Dynagas Partners” or the “Partnership”) (NASDAQ: DLNG) announced today that it is voluntarily transferring the listing of its common units representing limited partnership interests (the “Common Units”) to the New York Stock Exchange (the “NYSE”) from the NASDAQ Global Select Market (“NASDAQ”). The Partnership expects its Common Units to cease trading on NASDAQ effective at the close of business on December 29, 2014, and to commence trading on the NYSE on December 30, 2014, when the market opens. The Partnership will retain its current ticker symbol “DLNG” when trading begins on the NYSE.

The Partnership has decided to delist its Common Units from NASDAQ and transfer the listing to the NYSE because the Partnership believes that the NYSE will provide more flexible trading platforms for the Partnership’s securities and enhanced investor access.

The Partnership also announced today that it intends to list its $250.0 million aggregate principal amount 6.25% Senior Notes due 2019 (the “Notes”) for trading on the NYSE. The Partnership issued the Notes on September 15, 2014 in an underwritten public offering in which Dynagas Finance Inc., a wholly-owned subsidiary of the Partnership, acted as co-issuer. Prior to the expected listing on the NYSE, the Notes have not been listed for trading on any other securities exchange. The Partnership expects the Notes to commence trading on the NYSE on December 30, 2014. The Notes will trade under the symbol “DLNG 19”.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP is a growth-oriented partnership formed by Dynagas Holding Ltd. to own, and operate liquefied natural gas (LNG) carriers employed on multi-year charters. The current fleet of Dynagas Partners consists of five LNG carriers, with an aggregate carrying capacity of approximately 759,100 cubic meters.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Partnership with the Securities and Exchange Commission.

Contact Information:

Dynagas LNG Partners LP
97 Poseidonos Avenue & 2 Foivis Street
Glyfada, 16674
Greece

Attention: Michael Gregos
Telephone: (011) 30 210 8917960

Email: management@dynagaspartners.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: dynagas@capitallink.com